Exhibit (a)(5)(F)

EFiled: Jan 14 2014 06:59PM EST Transaction ID 54813940 Case No. 9252-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SHANE COMBS, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
VALASSIS COMMUNICATIONS, INC.,	)
JOSEPH B. ANDERSON, JR., KENNETH	)
V. DARISH, THOMAS J. REDDIN,	)
WALLACE SNYDER, LUIS A. UBIÑAS,	)
FAITH WHITTLESEY, ROB MASON,	)
ROBERT L. RECCHIA, ALAN F.	)
SCHULTZ, MACANDREWS & FORBES	)
HOLDINGS INC., HARLAND CLARKE	)
HOLDINGS CORP., and V ACQUISITION	)
SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public stockholders of Valassis Communications, Inc. (“Valassis” or the “Company”) against Valassis and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on December 17, 2013 (the “Proposed Transaction”), pursuant to which Valassis will be acquired by Harland Clarke Holdings Corp. (“Harland Clarke”), an indirectly wholly-owned subsidiary of MacAndrews & Forbes Holdings Inc. (“M&F”), and Harland Clarke’s

wholly-owned subsidiary, V Acquisition Sub, Inc. (“Merger Sub,” and together with Harland Clarke and M&F, “Harland”).

2. On December 17, 2013, the Board caused Valassis to enter into a definitive agreement and plan of merger (the “Merger Agreement”), pursuant to which Harland commenced a tender offer to acquire all of the outstanding shares of common stock of the Company for $34.04 per share (the “Tender Offer”). The Tender Offer is currently set to expire at 11:59 p.m. on February 3, 2014.

3. The Proposed Transaction is the product of a flawed process and deprives Valassis’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Valassis and Harland aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4. Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Solicitation/Recommendation Statement filed on Form SC 14D9 with the United States Securities and Exchange Commission (“SEC”) on January 6, 2014 (the “Solicitation Statement”). The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Valassis common stock.

7. Defendant Valassis is a Delaware corporation and maintains its principal executive offices at 19975 Victor Parkway, Livonia, Michigan 48152. The Company is a leader in intelligent media delivery, providing over 15,000 advertisers with media solutions to influence consumers. Valassis’s common stock is traded on the NYSE under the ticker symbol “VCI.”

8. Defendant Joseph B. Anderson, Jr. (“Anderson”) has served as a Valassis director since July 2006 and is Chairman of the Corporate Governance and Nominating Committee.

9. Defendant Kenneth V. Darish (“Darish”) has served as a Valassis director since June 2001 and is a member of the Audit Committee and the Compensation Committee.

10. Defendant Thomas J. Reddin (“Reddin”) has served as a Valassis director since June 2010 and is Chairman of the Compensation Committee and a member of the Audit Committee.

11. Defendant Wallace Snyder (“Snyder”) has served as a Valassis director since January 2008 and is Chairman of the Audit Committee.

12. Defendant Luis A. Ubiñas (“Ubiñas”) has served as a Valassis director since November 2012 and is a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

13. Defendant Faith Whittlesey (“Whittlesey”) has served as a Valassis director since January 1992 and is a member of the Corporate Governance and Nominating Committee and the Executive Committee.

14. Defendant Rob Mason (“Mason”) has served as Chief Executive Officer (“CEO”) of Valassis since January 2012 and as a director since September 2011.

15. Defendant Robert L. Recchia (“Recchia”) has served as Executive Vice President, Chief Financial Officer (“CFO”), Treasurer, and as a director of Valassis since October 1991 and is a member of the Executive Committee.

16. Defendant Alan F. Schultz (“Schultz”) has served as a Valassis director since December 1995 and is Chairman of the Executive Committee.

17. The defendants identified in paragraphs eight through sixteen are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Valassis, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Valassis.

18. Each of the Individual Defendants at all relevant times had the power to control and direct Valassis to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interests of plaintiff and all Valassis stockholders.

19. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class, as defined herein. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

20. The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

21. Defendant M&F is a Delaware corporation with its corporate headquarters located at 35 East 62nd Street, New York, New York 10065. M&F wholly-owns Harland Clarke.

22. Defendant Harland Clarke is a Delaware corporation with its corporate headquarters located at 10931 Laureate Drive, San Antonio, Texas 78249.

23. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Harland Clarke.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of Valassis (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. As of December 16, 2013, there were approximately 38,552,405 shares of Valassis common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

27. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

28. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

30. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

31. According to the Company’s website, Valassis is a leader in intelligent media delivery, providing over 15,000 advertisers with media solutions to influence consumers. Valassis precisely targets its clients’ consumers by integrating online and offline data.

32. The Company’s subsidiaries include: Brand.net, a Valassis Digital Company; NCH Marketing Services, Inc.; ADVO; and Circle Street.

33. The Company has three business segments: Shared Mail; Neighborhood Targeted; and Free-standing Inserts. Its Shared Mail segment offers the only national shared mail distribution network in the industry with products that have the ability to reach nine out of ten United States households through shared mail distribution. The Company’s Neighborhood Targeted segment includes products that are targeted to specific newspaper zones or neighborhoods based on geographic and demographic characteristics. Lastly, the Company’s Free-standing Inserts segment includes four-color booklets that contain promotions, primarily coupons, from multiple advertisers, which it publishes and distributes to approximately 60 million households through newspapers and shared mail.

34. According to its website, the Company is uniquely positioned as an advertiser because it reaches 100 million households each week; it reaches nine out of ten households in the United States by mail; it serves 15,000 local, regional, and national advertisers worldwide; and it maintains the industry’s largest database of over 15,000 publications.

35. On October 24, 2013, Valassis issued a press release announcing its financial results for the third quarter ended September 30, 2013. Among other things, the Company reported that, with respect to its Shared Mail segment, revenues for the third quarter were $342.5 million, an increase of 3.3% compared to the prior year quarter, driven by increases in packages, postage, the variable data postcard, and distribution alliances.

36. With respect to the Company’s Free-standing Inserts segment, revenues were $75.5 million, an increase of 4.6% compared to the prior year quarter, primarily driven by an increase in page volume. Segment profit for the quarter was $7.7 million, an increase of 1.3% compared to the prior year quarter, primarily driven by an increase in volume.

37. For the International, Digital Media & Services segment, revenues for the third quarter were $47.7 million, an increase of 7.4% compared to the prior year quarter, driven by increased coupon clearing volumes and growth in the Company’s instore business.

38. In the October 24 press release, Individual Defendant Mason commented: “We are executing our plan to strategically refocus, restructure and right-size our company[.] … We project this plan will deliver approximately $28 million in annualized cost savings, putting our company in a better position to jumpstart and accelerate growth moving forward.”

39. On December 13, 2013, the Company issued a press release wherein it  announced that the Board declared a quarterly cash dividend of $0.31 per share of Valassis common stock, payable on January 15, 2014 to Valassis’s stockholders of record at the close of business on December 31, 2013.

The Flawed Process Leading Up to the Proposed Transaction

40. The Proposed Transaction is the result of a flawed process that was titled in favor of Harland.

41. On May 3, 2013, at a regularly scheduled meeting, the Board discussed the possibility of exploring strategic alternatives for the Company and engaged Kirkland & Ellis LLP (“Kirkland & Ellis”) to serve as its legal counsel in connection with a potential sales process. On June 3, 2013, the Board held a special meeting and authorized the Audit Committee to engage a financial advisor to assist the Board in its review of strategic alternatives.

42. On July 31, 2013, Company representatives met with and interviewed representatives from three different financial advisory firms, including J.P. Morgan Securities LLC (“J.P. Morgan”). Ultimately, the Company formally engaged J.P. Morgan on September 18, 2013 to represent the Company in connection with the exploration of potential strategic alternatives, despite the fact that J.P. Morgan and its affiliates have had commercial or investment banking relationships with Harland Clarke and its affiliates in the past two years for which J.P. Morgan received an aggregate of approximately $7.8 million.

43. In early August 2013, before the Company engaged J.P. Morgan, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) contacted Individual Defendants Schultz, the Chairman of the Board, and Recchia, the

Company’s CFO, to express M&F’s interest in exploring strategic alternatives involving the Company.

44. On August 29, 2013, at the direction of the Board, representatives of J.P. Morgan contacted an “industry participant” that the Board identified as potentially having an interest in acquiring one of the Company’s divisions. The industry participant subsequently informed J.P. Morgan that it was not interested in acquiring the division.

45. On September 3, 2013, the Company and M&F entered into a non-disclosure agreement (“NDA”) in connection with exploring a potential transaction. The next day, Company executives met with representatives of Harland Clarke and M&F and provided an overview of the Company and its business.

46. On September 10, 2013, the Board held a regularly scheduled meeting, during which representatives of J.P. Morgan reviewed with the Board certain potential strategic alternatives available to the Company, and “[t]he Board was [            ] informed of the discussions with parent and M&F.” After consideration of the alternatives, the Board decided to explore a sale of the Company and determined to engage in a “targeted, confidential sale process,” rather than a more robust public sales process, thereby effectively depriving the Company’s stockholders from achieving the highest price reasonably available for their shares. Representatives of J.P. Morgan and the Board then discussed potential financial and strategic buyers to approach and ultimately agreed to approach only four private equity firms and three strategic buyers, including Harland Clarke.

47. On September 13, 2013, the Company communicated to BofA Merrill Lynch, Harland Clarke, and M&F that the Company had retained J.P. Morgan and that all communications should be directed to J.P. Morgan. This communication, however, occurred only after Company executives had discussions with Harland beginning in early August; the parties executed an NDA; and the Company determined to engage J.P. Morgan weeks earlier on August 20, 2013. Moreover, despite the fact that all communications were to be directed to J.P. Morgan, it appears that Company management subsequently met with representatives of M&F without representatives of J.P. Morgan being present, including on October 7, 2013.

48. On September 21, 2013, M&F and its affiliates entered into a new NDA in anticipation of a presentation by Company management that took place two days later.

49. Beginning on September 27, 2013, representatives of J.P. Morgan began contacting the six potential buyers (other than Harland Clarke) identified during the September 10 Board meeting, despite the fact that the Company contacted Harland Clarke weeks earlier and already had extensive discussions with Harland Clarke. Each of the four private equity firms expressed interest in a potential transaction and signed NDAs. It is unclear, however, whether these NDAs contained standstill or “don’t ask, don’t waive” (“DADW”) provisions. The two strategic buyers declined to participate in the process, but their reasons for doing so are unclear from the Solicitation Statement.

50. During the week of October 21, 2013, all four of the private equity firms indicated to representatives of J.P. Morgan that they would not submit a written indication of interest. Three of the private equity firms, however, indicated that, while they remained interested in a potential acquisition, they were unable to submit an indication of interest at any value above a nominal premium to the Company’s then-current trading price, which was $31.26 at the close of October 21, 2013.

51. On October 23, 2013, Harland Clarke submitted a written indication of interest, which set forth a price within a range of $32 to $35 per share. The low end of this range represented only a 2.36% premium to the Company’s closing price on October 21, 2013, apparently within the “nominal premium” that the three private equity firms were willing to pay for Company.

52. On October 27, 2013, the Board held a special meeting to consider the sales process and the indication of interest that it received from Harland Clarke. Despite the fact that the three private equity firms remained interested in acquiring the Company at a “nominal premium” to the Company’s $31.26 closing price on October 21, 2013, the Solicitation Statement remarkably states that:

After discussion and consultation with its financial advisors, the Board concluded that the probability that any additional private equity firm would submit an indication of interest comparable or superior to [Harland Clarke’s] proposal was remote in light of the feedback that J.P. Morgan had received to date from the private equity firms participating in the process and that accordingly, the risks to the Company associated with expanding the sale process, including the possibility that the Company’s confidential process would be disclosed publicly, outweighed any probable benefit.

53. In addition, the Board also indicated in the meeting that it would be willing to continue to engage in discussions with Harland Clarke if Harland Clarke would consider a transaction at or above $35 per share, thereby setting a ceiling above which Harland Clarke would not bid.

54. On October 28, 2013, two additional private equity firms that had become aware of the private sales process (although it is undisclosed how) contacted representatives of J.P. Morgan to express their interest in participating in the process and exploring a possible transaction. Despite the fact that these two companies became aware of the supposedly “private” sales process, the Board did not make the process public to attract additional, more lucrative offers. Thereafter, each private equity firm entered into an NDA with the Company. Again, it is unclear whether these NDAs contained standstill or DADW provisions.

55. Throughout late October, November, and early December 2013, the Company worked with Harland Clarke and its advisors to enable Harland Clarke to complete its due diligence, including providing access to the Company’s virtual data room.

56. On November 12 and 13, 2013, Company management gave presentations to the two newly interested private equity firms, which both subsequently advised representatives of J.P. Morgan that they were no longer interested in participating in the sales process.

57. During the weeks of November 25 and December 2, 2013, representatives of J.P. Morgan, Harland Clarke, and BofA Merrill Lynch had several conversations regarding the valuation of the Company. Representatives of J.P. Morgan reiterated the Board’s position that the Board would be willing to consider a transaction at a price of $35 per share or above, and that M&F should complete its due diligence and financial analysis with that understanding.

58. On December 4, 2013, Harland Clarke submitted a formal offer to acquire the Company for $33 per share. The offer stipulated that the Company would not declare or pay its regular fourth quarter dividend. The offer was accompanied by a draft of the Merger Agreement and a financing commitment letter.

59. On December 8, 2013, the Board convened a special meeting to consider Harland Clarke’s offer. After a discussion, the Board requested that representatives of J.P. Morgan inform representatives of Harland Clarke and M&F that the Company would be willing to enter into an agreement providing for: (i) a purchase price of $35.00 per share in cash; (ii) payment by the Company of the fourth quarter $0.31 per share dividend; and (iii) arrangements for the receipt by the Company’s stockholders of a portion of potential recovery under litigation recently filed by the Company against News Corporation. The Board also appointed a “Transaction Committee,” comprised of the Chairman of the Board and members of the Audit Committee, to negotiate with Harland Clarke and provide a recommendation regarding final approval of any transaction by the Board.

60. The parties ultimately agreed to a transaction at $34.04 per share plus payment of a $0.31 per share dividend. The consideration is nearly a dollar per share lower than the Board’s December 8 counteroffer.

61. On December 16, 2013, the Board convened a special telephonic meeting to consider the Merger Agreement, which included a purchase price of $34.04 per share. At the meeting, representatives of J.P. Morgan presented its financial analyses and delivered its opinion that $34.04 was fair, from a financial point of view, to the Company’s stockholders. The Board then unanimously approved the Merger Agreement, subject to resolution of the final contractual provisions of the Merger Agreement in accordance with the Board’s instructions. Following the Board meeting, the parties’ legal advisors resolved the final provisions of the Merger Agreement on December 17, 2013.

62. On the afternoon of December 17, 2013, the Company and Harland Clarke executed the Merger Agreement. The next day, the Company and Harland Clarke issued a joint press release announcing the execution of the Merger Agreement.

The Proposed Transaction

63. Despite Valassis’s prospects for future growth and the recent announcement of its plan to strategically refocus and restructure, the Company entered into the Merger Agreement on December 17, 2013, pursuant to which Harland will acquire all of the outstanding shares of common stock of the Company for $34.04 per share.

64. On January 6, 2014, the Company announced that Harland commenced the Tender Offer, which is currently set to expire at 11:59 p.m., New York City time, on February 3, 2014.

65. The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Harland owns at least fifty percent of the outstanding Company common stock, then Harland will execute a short-form merger, which will not require the consent of the Company’s stockholders.

66. On December 18, 2013, Valassis filed a Form 8K with the SEC, attaching as Exhibit 2.1 the Merger Agreement.

67. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Harland and are calculated to unreasonably dissuade potential suitors from making competing offers.

68. For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 6.4 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.4(a) of the Merger Agreement states:

(a) Except as otherwise provided for in this Agreement, the Company agrees that it and its subsidiaries shall, and that it shall cause its and their respective Representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to a Competing Proposal and, until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, not, directly or indirectly: (i) solicit, initiate or knowingly facilitate or encourage any Competing Proposal; (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, any Competing Proposal; (iii) engage in discussions with any person with respect to any Competing Proposal; (iv) approve or recommend any Competing Proposal; (v) enter into any letter of intent or similar document or any agreement or commitment providing for any Competing Proposal; (vi) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Restated Certificate of Incorporation or By-laws of the Company, inapplicable to any person other than Parent and its affiliates or to any transactions constituting or contemplated by a Competing Proposal; or (vii) resolve or agree to do any of the foregoing. The Company shall promptly after the date hereof instruct each person that has heretofore executed a confidentiality agreement (other than the Confidentiality Agreement) relating to a

Competing Proposal or potential Competing Proposal with or for the benefit of the Company promptly to return to the Company or destroy all information, documents, and materials relating to the Competing Proposal or to the Company or its businesses, operations or affairs heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of any confidentiality agreement with such person, and shall use reasonable best efforts to enforce, and not waive without Parent’s prior written consent, any standstill or similar provision in any confidentiality or other agreement with such person; provided that the Company hereby waives all standstill provisions in Section 6 of the Confidentiality Agreement applicable to Parent and/or Acquisition Sub to the extent necessary to permit Parent and Acquisition Sub to make the Offer contemplated hereby in accordance with the terms hereof and/or to make any proposal that would have been a Competing Proposal if made by a third party in accordance with Section 6.4, which proposal shall be made on a confidential basis to the board of the directors of the Company unless a Competing Proposal has been made public by any person; provided that the Company may waive any standstill or similar provisions (and hereby waives all standstill or similar provisions currently in effect) in its agreements to the extent necessary to permit a person to make, on a confidential basis to the board of directors of the Company, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent and Acquisition Sub, in each case as contemplated by this Section 6.4.

69. Further, pursuant to Section 6.4(b) of the Merger Agreement, the Company must advise Harland, within forty-eight hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 6.4(b) of the Merger Agreement states, in relevant part:

From and after the execution of this Agreement, the Company shall notify Parent promptly (but in any event within 48 hours) of the receipt of any Competing Proposal, and (i) if it is in writing, deliver to Parent a copy of such Competing Proposal and any related draft agreements and other written material setting forth the terms and conditions of such Competing Proposal or (ii) if oral, provide to Parent a detailed summary of the material terms and conditions thereof. The Company shall keep Parent reasonably informed on a prompt and timely basis of the status and material details of any such Competing Proposal and with respect to any material change to the terms of any such Competing Proposal within 48 hours of such material change.

70. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Harland a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.4(f) of the Merger Agreement provides, in relevant part:

(f) If at any time prior to the Acceptance Time the board of directors of the Company has concluded in good faith after consultation with the Company’s outside legal and financial advisors that a Competing Proposal constitutes a Superior Proposal, then the board of directors of the Company may cause the Company to terminate this Agreement in accordance with Section 8.1(h), pay the Company Termination Fee and enter into a binding written agreement (a “Superior Proposal Agreement”) with respect to such Superior Proposal; provided, however, that such action may be only be taken (i) if the Company (x) shall have complied with this Section 6.4 in all substantive respects and (y) first provided prior written notice to Parent in advance of its intention to terminate this Agreement and the terms of the Superior Proposal, including the final draft of the Superior Proposal Agreement and the identity of the person making such Competing Proposal and (ii) at a time that is after the third Business Day following Company’s delivery to Parent of such notice, during which time Parent shall be entitled to deliver to the Company one or more proposals for amendments to this Agreement and, if requested by Parent, the Company shall negotiate with the Parent in good faith with respect thereto, if the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal and financial advisors, taking into account all amendments or revisions to this Agreement proposed by Parent, that the Competing Proposal remains a Superior Proposal. Any material amendment to a Competing Proposal, including any revision to price, shall require the Company to deliver to Parent a new notice and again comply with the requirements of this Section 6.4(f) with respect to such revised Competing Proposal.

71. Further locking up control of the Company in favor of Harland is Section 8.3 of the Merger Agreement, which contains a provision for a “Termination Fee” of $55 million, payable by the Company to Harland if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

72. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

73. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of Valassis is materially in excess of the amount offered in the Proposed Transaction.

74. According to Bloomberg, the CEO of Polaris—which owns approximately 700,000 shares of Valassis common stock as of December 19, 2013—commented that the Proposed Transaction is a “gross misestimate of the ultimate value that will accrue to [stock]holders,” that Valassis’s common stock is worth in the mid-$50’s, and that the Proposed Transaction is a “great deal” for management, while it “shortchanges” stockholders.

75. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

76. As a result, defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Valassis common stock in the Proposed Transaction.

Defendants’ Interests in the Proposed Transaction

77. As reflected in the Solicitation Statement, certain of the Company’s directors and officers stand to receive substantial benefits as a result of the Proposed Transaction.

78. For example, as of December 31, 2013, the Company’s directors and officers owned 700,758 shares of Company stock in the aggregate, excluding Company stock options and restricted stock. As such, the Company’s directors and officers stand to receive nearly $24 million in cash upon consummation of the Proposed Transaction, as detailed below:

Name	Position	Number of Shares	Consideration Payable in Respect of Shares
Joseph B. Anderson	Director	13,944	$474,654
Suzanne C. Brown	Executive Vice President, Sales and Marketing	29,132	$991,653
Kenneth V. Darish	Director	9,800	$333,592
Ronald L. Goolsby	Chief Operating Officer	55,439	$1,887,144

Brian Husselbee	President and Chief Executive Officer of NCH Marketing Services, Inc.	33,059	$1,125,328
Robert A. Mason	President, Chief Executive Officer, Director	119,208	$4,057,840
James D. Parkinson	Executive Vice President, Chief Digital and Technology Officer	13,169	$448,273
Robert L. Recchia	Executive Vice President, Chief Financial Officer, Treasurer, Director	94,514	$3,217,244
Thomas J. Reddin	Director	7,500	$255,300
Alan F. Schultz	Chairman of the Board	256,188	$8,720,640
Wallace S. Snyder	Director	11,800	$401,672
Luis A. Ubiñas	Director	—	$—
Ambassador Faith Whittlesey	Director	19,350	$658,674
Todd L. Wiseley	General Counsel and Executive Vice President of Administration	37,655	$1,281,776
TOTAL		700,758	$23,853,790

79. In addition, each outstanding option to purchase Company shares and each 20 unvested share of Company restricted stock will become fully vested, and the directors and officers of the Company will be entitled to receive over $24 million in the aggregate, as reflected in the following table:

Name	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Weighted Average Exercise Price Per Share	Consideration Payable in Respect of Vested Stock Options	Consideration Payable in Respect of Unvested Stock Options	Number of Shares of Company Restricted Stock	Consideration Payable in Respect of Shares or Company Restricted Stock	Total
Joseph B. Anderson	29,000	0	$22.89	$323,240	$—	3,098	$105,456	$428,696
Suzanne C. Brown	120,001	24,999	$19.35	$1,896,377	$233,223	25,666	$873,671	$3,003,271
Kenneth V. Darish	37,000	0	$26.15	$291,880	$—	3,098	$105,456	$397,336
Ronald L. Goolsby	67,367	25,333	$18.11	$1,202,212	$274,718	28,332	$964,421	$2,441,351
Brian Husselbee	18,334	16,666	$24.16	$196,225	$149,625	18,332	$624,021	$969,871
Robert A. Mason	134,334	24,666	$21.34	$1,808,255	$211,615	56,000	$1,906,240	$3,926,110
James D. Parkinson	24,667	32,333	$27.13	$187,322	$206,758	25,166	$856,651	$1,250,731
Robert L. Recchia	334,667	5,333	$16.42	$5,924,897	$64,743	33,499	$1,140,306	$7,129,946
Thomas J. Reddin	9,000	0	$29.01	$45,290	$—	3,098	$105,456	$150,746
Alan F. Schultz	75,000	0	$18.26	$1,183,500	$—	28,750	$978,650	$2,162,150
Wallace S. Snyder	19,000	0	$25.77	$157,040	$—	3,098	$105,456	$262,496
Luis A. Ubiñas	0	0	$—	$—	$—	3,098	$105,456	$105,456
Ambassador Faith Whittlesey	14,000	0	$28.76	$73,940	$—	3,098	$105,456	$179,396
Todd L. Wiseley	62,667	3,333	$14.56	$1,244,957	$40,463	31,666	$1,077,911	$2,363,331
TOTAL	945,037	132,663		$14,535,136	$1,181,144	265,999	$9,054,606	$24,770,886

80. Further, the executive officers stand to receive nearly $25.7 million in additional golden parachute compensation, as reflected in the following table:

81. Accordingly, the Company’s directors and officers stand to receive significant benefits and thus have reason to support the Proposed Transaction, which is

Name	Cash	Equity	Pension/Non-Qualified Deferred Compensation	Perquisites/ Benefits	Other	Total
Robert A. Mason	$4,375,000	$2,117,855	$—	$25,706	$1,400,000	$7,918,562
Robert L. Recchia	2,588,673	1,205,049	3,054,219	—	1,125,510	7,973,450
Ronald L. Goolsby	1,725,000	1,239,139	—	15,175	1,000,000	3,979,314
James D. Parkinson	1,252,125	1,063,408	—	15,175	630,000	2,960,708
Suzanne C. Brown	1,101,585	1,106,894	—	15,175	638,600	2,862,254

otherwise against the best interests of Valassis’s stockholders.

The Materially Incomplete and Misleading Solicitation Statement

82. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to Valassis’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

83. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinions and analyses of Valassis’s financial advisor, J.P. Morgan. This omitted information, if disclosed, would significantly alter the total mix of information available to Valassis’s stockholders.

84. For example, the Solicitation Statement is materially misleading in that it fails to disclose the Company’s financial projections, for fiscal years 2019 through 2023, for the following items: (i) revenue; (ii) EBITDA; (iii) adjusted EBITDA;

(iv) stock-based compensation; (v) depreciation expense; (vi) capital expenditures; (vii) working capital requirements; (viii) taxes or tax rate; and (ix) unlevered free cash flows.

85. Moreover, the Solicitation Statement fails to indicate the probability of achieving the “Enhanced Growth Projections,” or the factors that may prevent Valassis from achieving these projections.

86. The Solicitation Statement is materially misleading in that it fails to disclose J.P. Morgan’s basis for using Valassis’s sensitized Growth Projections in its analysis. Management’s Enhanced Growth Projections assume that the Company will be able to realize the full benefit of strategic growth initiatives and have a higher growth rate and EBITDA margin than the Growth Projections. The Enhanced Growth Projections were provided to J.P. Morgan as well as Harland Clarke and other potential acquirors. On the other hand, the Growth Projections assume that the Company will realize some but not all of the benefits of the Company’s strategic growth initiatives, and were provided only to J.P. Morgan. Nevertheless, J.P. Morgan utilized the Company’s Growth Projections in its analysis, lowering the Company’s valuation.

87. With respect to J.P. Morgan’s Selected Transactions Analysis, the Solicitation Statement is materially misleading in that it fails to disclose: the objective selection criteria used to select the precedent transactions; the transaction-by-transaction pricing multiples and mean and median multiples, as well as the high and low observed multiples for the transactions selected; and J.P. Morgan’s basis for treating stock-based compensation as a cash expense when calculating EBITDA, which depressed Valassis’s projected calendar year (“CY”) 2014 EBITDA, lowering the indicated value set forth in the analysis and making the Proposed Transaction consideration appear more favorable.

88. With respect to J.P. Morgan’s Public Trading Multiples Analysis, the Solicitation Statement is materially misleading in that it fails to disclose: the objective selection criteria used to select the comparable public companies and which of the three groups selected by J.P. Morgan is most comparable to Valassis; the company-by-company pricing multiples and mean and median multiples, as well as the high and low observed multiples for the companies selected; J.P. Morgan’s basis for applying a multiple reference range of 5.5x-6.5x FV/EBITDA for CY applied to the Company’s CY 2014 EBITDA estimates, which range falls on the very low end of the stated range of 5.6x-13.2x FV/EBITDA multiples for the comparable companies for CY 2014 estimated EBITDA; and J.P. Morgan’s basis for treating stock-based compensation as a cash expense when calculating EBITDA, which depressed Valassis’s projected CY 2014 EBITDA, lowering the indicated value set forth in the analysis and making the Proposed Transaction consideration appear more favorable.

89. With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Solicitation Statement is materially misleading in that it fails to disclose: the key assumptions and inputs used by J.P. Morgan to derive the weighted average cost of capital for Valassis; the line items necessary to go from revenue to unlevered free cash flow, including depreciation expense, capital expenditures, working capital requirements, and taxes or tax rate; and J.P. Morgan’s basis for treating stock-based compensation as a cash expense, which served to lower the indicated value set forth in the analysis and made the Proposed Transaction consideration appear more favorable.

90. In addition, the Solicitation Statement is materially misleading in that it fails to disclose the impact of any potential litigation proceeds regarding the litigation filed by Valassis against News Corporation. Moreover, the Solicitation Statement fails to disclose any analysis quantifying the potential impact per share to Valassis’s stockholders as a result of any proceeds from the News Corporation litigation.

91. The Solicitation Statement also is misleading with respect to the process leading up to the Proposed Transaction. For example, the Solicitation Statement fails to disclose the reason the Board decided to explore strategic alternatives in May 2013.

92. The Solicitation Statement is materially misleading in that if fails to disclose: which financial advisory firms, in addition to J.P. Morgan, were interviewed by the Company on July 31, 2013; whether the Board or management performed a conflict check with respect to J.P. Morgan; the Individual Defendants’ basis for selecting J.P. Morgan as the Company’s financial advisor in light of the previous services it performed for Harland; and whether the Company utilized the services of any other financial advisors in the process leading up to the Merger Agreement.

93. The Solicitation Statement is materially misleading in that it fails to disclose whether the NDAs that the Company entered into with various potential acquirors contained standstill and/or DADW provisions.

94. The Solicitation Statement is materially misleading in that it fails to disclose the reason the Board did not contact the three private equity firms that expressed interest in acquiring the Company after the Board received Harland Clarke’s final offer of

$34.04 per share. Moreover, the Solicitation Statement fails to disclose the Board’s basis for determining that the probability that any additional private equity firm would submit an indication of interest comparable or superior to Harland Clarke’s proposal was “remote.”

95. The Solicitation Statement is materially misleading in that it fails to disclose how the two private equity firms that expressed interest in a transaction with the Company on October 28, 2013 became aware that the Company was seeking a strategic buyer, given the fact that the sales process was “confidential.” Moreover, the Solicitation Statement fails to disclose the reason the Board failed to make the sales process public after knowing that at least two companies became aware of the private sales process.

96. Finally, the Solicitation Statement fails to disclose whether there was an indication by Harland that it would retain certain Company management or directors after the Proposed Transaction is consummated, and if so, the nature and timing of any discussions regarding post-transaction employment.

97. As a result of these materially misleading disclosures and omissions, the Company’s stockholders are left unable to make a fully informed decision concerning whether to tender their shares in the Proposed Transaction or seek appraisal.

COUNT I

(Breach of Fiduciary Duties Against the Individual Defendants)

98. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

99. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Valassis’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Valassis’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Valassis’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Valassis; and (f) disclose all material information to the Company’s stockholders.

100. The Individual Defendants have breached their fiduciary duties that they owe to plaintiff and the Class.

101. As alleged herein, the Individual Defendants have initiated a process to sell Valassis that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Valassis at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Valassis’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

102. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

103. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure Against the Individual Defendants)

104. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

105. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

106. The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

107. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

108. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duties Against Valassis and Harland)

109. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

110. Valassis and Harland knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Valassis provided, and Harland obtained, sensitive non-public information concerning Valassis and thus had unfair advantages that are enabling it to acquire the Company at an unfair and inadequate price.

111. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Valassis shares.

112. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just proper.

Dated: January 14, 2014		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

30